KIRKLAND LAKE GOLD ANNOUNCES AGREEMENT FOR STRATEGIC INVESTMENT
IN NOVO RESOURCES CORP.

Toronto, Ontario – September 5, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) is pleased to announce that the Company has entered into a term sheet agreement (the “Agreement”) with Novo Resources Corp. (“Novo”) to acquire 14,000,000 units (each a “Unit”) at a price of CAD$4.00 per Unit for a total cost of CAD$56,000,000 pursuant to a private placement financing (the “Financing”). Each Unit consists of one common share and one common share purchase warrant (a “Warrant”), entitling the Company to purchase one additional common share of Novo at a price of $6.00 per share for a period of 36 months from the closing date (the “Warrant Expiry Date”).

In the event that, during the period following 12 months from the closing date, the volume-weighted average trading price of the Novo common shares on the TSX Venture Exchange exceeds $12.00 per share for any period of 20 consecutive trading days, Novo may accelerate the Warrant Expiry Date. In such case, the Warrants will expire 30 days following receipt of notice thereof by the Company.

Following a recent block purchase of Novo common shares, Kirkland Lake Gold currently owns approximately 9.2% of the issued and outstanding common shares of Novo. Upon closing of the Financing, the Company is expected to own approximately 18.2% of Novo’s issued and outstanding common shares and will hold approximately 25.5% on a partially diluted basis, assuming the exercise of the Warrants.

Tony Makuch, President and CEO, of Kirkland Lake Gold, commented: “Our investment in Novo is an important part of our strategy to grow and enhance the value of our Australian franchise, which currently includes large land positions in Victoria and the Northern Territory, and production from our high-grade Fosterville Gold Mine. Investing in Novo will provide our company with exposure to highly prospective exploration targets in the Pilbara Region of Western Australia, including the Karratha Gold Project, where recent exploration results have been very encouraging and suggest that the property may be host to a large gold system with significant potential for profitable, long-life production. The investment we are making will support an acceleration of exploration programs at Karratha and other key projects within Novo’s portfolio.”

The closing of the Financing is subject to receipt of all necessary regulatory approvals and is expected to close on or about September 15, 2017. The Units, including all underlying securities thereof issued with respect to the Financing will be subject to a statutory four month hold period in accordance with applicable Canadian securities laws.

Under terms of the Agreement, Kirkland Lake Gold will retain an anti-dilution right (the “Anti-Dilution Right”) which grants the Company the right (but not the obligation) to participate, on a pro rata basis, in any future financing undertaken by Novo to the extent required to allow the Company to maintain the same equity ownership interest in Novo that it possessed immediately prior to announcement of a financing such that the Company does not suffer any equity dilution. The Anti-Dilution Right does not apply to currently existing convertible securities, securities issued pursuant to currently existing contractual obligations, securities issued pursuant to the acquisition of mineral projects, and securities issued pursuant to direct or indirect arm’s length corporate acquisitions, and it will expire if the Company’s ownership in Novo drops below 5%.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 target production of 570,000 to 590,000 ounces from mines in Canada and Australia. The production profile of the Company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking statements” and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the potential impact of the Novo investment and anticipated timing of the closing of the private placement financing; the future development and growth potential of the Novo properties; the future development and growth potential of the Canadian and Australian operations; the future exploration activities and the anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the second quarter ended June 30, 2017 and their interim financial reports and related MD&A for the period ended June 30, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com